SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number 000-53105

NOTIFICATION OF LATE FILING

(Check One):	X .	Form 10-K	.	Form 20-F	.	Form 11-K	.	Form 10-Q
	.	Form 10-D	.	Form N-SAR	.	Form N-CSR

For Period Ended: December 31, 2010

. Transition Report on Form 10-K

. Transition Report on Form 20-F

. Transition Report on Form 11-K

. Transition Report on Form 10-Q

. Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Clear Skies Solar, Inc.

Full Name of Registrant

________________________________

Former Name if Applicable

200 Old Country Road, Suite 610

Address of Principal Executive Office (Street and Number)

Mineola, New York 11501

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X .	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The filing of the registrant’s Annual Report on form 10-K for the year ended December 31, 2010 has been delayed because the compilation, dissemination and review of the information required to be presented in the Form 10-K has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant believes that the Annual Report on Form 10-K for such period will be available for filing on or before April 15, 2011.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Arthur L. Goldberg	516	282-7652
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

	X .	Yes	.	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings statements to be included  in the subject report or portion thereof?

	X .	Yes	.	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates that its results of operations will be reported on its Annual Report on form 10-K for the year ended December 31, 2010 as follows: (i) in 2010, total revenues was approximately $5.5 million, compared to approximately $0.2 million in 2009; (ii) in 2010, the net loss attributable to the registrant was approximately $9.4 million, compared to approximately $7.7 million in 2009; and (iii) in 2010, the loss per share, basic and diluted, was approximately $0.08, compared to approximately $0.17 in 2009.

Clear Skies Solar, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 1, 2011	By:	/s/ Arthur L. Goldberg
Arthur L. Goldberg
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional  misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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